Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06019296


SEC MAIL PROCESSING
RECEIVED
DEC 1 2 2006
WASH., D.C.
160
SECTION

December 1, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

12/18

1 December 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 30 November 2006 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 479.61 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 35,747,507 ordinary shares at a total cost of £155.0 million, giving an average repurchase cost of 433.50 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

30 November 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 29 November 2006 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 476.08 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 34,747,507 ordinary shares at a total cost of £150.2 million, giving an average repurchase cost of 432.15 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	38,400
Bank of New York Europe Ldn	3,854,200
Brown Brothers Harriman and Co	3,607,600
Bank of New York Brussels	958,476
BNP Paribas, Paris (C)	539,822
Brown Bros Harrimn Ltd Lux	28,245,406
JP Morgan, Bournemouth	18,641,875
Northern Trust London	3,823,078
State Str Bk and Tr Co Lndn (S)	516,546
JP Morgan Chase Bank	9,571,682
State Street Bank and Tr Co	1,815,406
Bank of New York	508,300
Mellon Bank N.A.	129,000
HSBC Bank plc	1,497,900
Northern Trust Co	345,200
Chase Manhattan Bk AG Frnkfrt (S)	167,328
Dexia Privatbank	19,800
Mellon Bank	514,376

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

30 November 2006